October 5, 2007

Mr. John P. Nolan
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Nolan:

We acknowledge receipt of your letter dated September 21, 2007. Included below are our responses to your comments regarding Popular, Inc.’s (the “Corporation” or the “Company”) Form 10-K for the year ended December 31, 2006 and Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007.

Form l0-K for the Period Ended December 31, 2006

Risk Factors, page 17

The Corporation is unable to predict what adverse consequences, if any, or other effect transactions with Doral Financial Corporation or R&G Financial Corporation, the civil litigation related to Doral or R&G matters or the related investigation could have on the Corporation, page 20

  We refer to the statement that the Company has had dealings with both Doral and R&G that are the subject of investigation by the Commission and it is unable to predict what adverse consequences, if any, or other dealings with these banks or the civil litigation and investigations related to these banks could have on the Company. Please tell us the following regarding the relationship of the Company with Doral and R&G:
  What was the nature, timing and dollar amount of the dealings with these two banks?

Management comments:
For further information and background for the following response to the Staff's comment #1, please refer to the "Management's Discussion and Analysis of Financial Condition and Results of Operations--Other Matters" section of the Corporation's 2005 Annual Report, which is incorporated by reference into the Corporation's Annual Report on Form 10-K for the year ended December 31, 2005 (the "2005 Form 10-K"). In this 2005 Form 10-K, the Corporation included comprehensive disclosure regarding certain dealings with Doral Financial Corporation ("Doral") and R&G Financial Corporation ("R&G"), including, with respect to Doral, estimates of value provided by Popular Securities and transactions with Doral relating to mortgage loans and interest only strips (“IOs”) and, with respect to R&G, purchases of mortgage loans.  The Corporation's 2005 Form 10-K also included a risk factor with the same caption as the risk factor upon which the Staff has issued this comment, which highlighted certain risks that these dealings with Doral and R&G, the civil litigation related to Doral or R&G matters or the related investigations could have on the Corporation.

In preparing the Corporation's Annual Report on Form 10-K for the year ended December 31, 2006 (the "2006 Form 10-K"), the Corporation retained the risk factor disclosure from the 2005 Form 10-K, but decided not to repeat the Management's Discussion and Analysis of Financial Condition and Results of Operations disclosure that had been in the Corporation's 2005 Form 10-K because it was not deemed necessary.

  Provide similar disclosure regarding the other dealings the Company has had with these two banks and tell us the relationship of these other transactions with the current investigations by the regulatory authorities;

Management comments:
The Staff's comment seeks information regarding dealings by the Corporation with Doral and R&G in two categories - the dealings with Doral and R&G referred to in the 2005 Form 10-K and "other dealings" with Doral and R&G, which are not referred to in the risk factor included in either the 2005 Form 10-K or the 2006 Form 10-K.  To answer the latter first, other than the dealings comprehensively described in the 2005 Form 10-K, the Corporation's dealings with Doral and R&G have been conducted as part of the ordinary course of the Corporation's business on commercial terms.  These dealings include, by way of example, the processing services provided to Doral and R&G by the Corporation’s subsidiary, EVERTEC.  The Corporation does not believe that adverse consequences of the type that should be referenced in a risk factors or MD&A section could arise from these other commercial dealings performed in the ordinary course of business.

The reference in the comment to "other dealings" may have come from the reference in the risk factor included in the 2005 Form 10-K and the 2006 Form 10-K to "other effects" of "dealings" with Doral and R&G.  No other transactions with Doral or R&G have any relationship to the investigations by regulatory authorities.

  Include as part of your analysis a materiality assessment regarding the impact of these transactions relative to the operations, liquidity and cash flow of the Company;

Management comments:
The nature, timing and dollar amount of the dealings with Doral and R&G are described in the "Management's Discussion and Analysis of Financial Condition and Results of Operations--Other Matters" section of the Corporation's 2005 Annual Report, and includes the following:

  Between October 2002 and December 2004, Popular Securities, Inc., a subsidiary of the Corporation provided quarterly estimates of the value of portfolios of IOs for Doral.
  Between 1996 and 2004, Banco Popular de Puerto Rico ("BPPR"), a subsidiary of the Corporation, purchased mortgage loans from Doral for an aggregate purchase price of approximately $1.6 billion. The purchases of mortgage loans from Doral were often accompanied by separate recourse and other financial arrangements.
  In the first six months of 2000, the Corporation sold mortgage loans to Doral Bank, a subsidiary of Doral, in two transactions, each for an aggregate sale price of $100 million, and entered into two agreements, contemporaneously with the sale agreements, to purchase mortgage loans from Doral, each for an aggregate purchase price of $100 million. The Corporation recorded a pre-tax gain of $2.2 million in the first quarter of 2000 and of $1.9 million in the second quarter of 2000 from the sales of mortgages to Doral Bank. The sales of mortgages to Doral Bank for an aggregate purchase price of $200 million were accompanied by separate recourse arrangements.
  Between 1996 and 2004, the Corporation purchased IOs from Doral for an aggregate purchase price of $110 million. Over the same period, Doral repurchased certain IOs it had previously sold to the Corporation for an aggregate purchase price of $54 million.
  Between 2003 and 2004, BPPR entered into various mortgage purchase transactions with R&G in the amount of $176 million. These purchase transactions had recourse provisions and other financial arrangements.

Although management concluded that its previously filed financial statements are fairly stated and that no restatement is necessary, a materiality assessment was performed. The information follows:

In the case of bullet points B and E, as disclosed in the 2005 Form 10-K, the Corporation concluded that the transactions were fairly stated in accordance with GAAP. Nevertheless, the Corporation performed a materiality assessment. Assuming the mortgage loans purchased from Doral and R&G had been reclassified as commercial loans to Doral and R&G rather than the purchase of pools of mortgage loans, the reclassification of $667 million from mortgage loans to commercial loans (remaining balance of the loans at December 31, 2005) would not have resulted in a change in the total amount of assets of $49 billion at December 31, 2005. Any such reclassification also would not have had any significant change in the Corporation’s income statement since both classifications of loans produced interest income and were subject to a credit risk assessment. Accordingly, had the loans been reclassified to commercial loans with mortgage collateral, the change in the provision for loan losses would had been minimal, if any. Regarding regulatory compliance, the effect of this reclassification would have a minimal change in the Corporation’s capital ratios and the Corporation would continue to be well-capitalized. Other matters concluded in the materiality assessment included:

▪The reclassification would not be considered an estimate
▪It would not result in a quantitative material change in earnings, if any
▪The reclassification is a balance sheet item which will not impact the attainment of analyst consensus expectations for the Corporation
▪The reclassification would not change a loss into income or vice versa
▪The reclassification would not change segment reporting
▪The reclassification would not result in a default of any loan covenants or any contractual requirements
▪The reclassification would not have the effect of increasing management compensation
▪The reclassification would not cause a permanent market reaction since the change involved would have no significant effect, if any, in the Corporation’s financial results.

Management did not perform a materiality assessment with respect to cash flow or liquidity since based on the nature of the transactions and in light of the cash flows and liquidity position of the Corporation that was not considered to be relevant. Also, both loan classifications would have been included as investing activities in the consolidated statement of cash flows.

  In connection with bullet point C, the Corporation concluded that the accounting for these transactions was fairly stated in accordance with GAAP. Nevertheless, the Corporation conducted a materiality assessment with respect to these transactions.  In the case of the Doral transactions, the $2.2 million gain represented approximately 2% of the net income for the first quarter of 2000, or close to $0.01 earnings per share (“EPS”). The $1.9 million gain recognized in the second quarter of 2000 represented less than 2% of the quarterly net income, or close to $0.01 in EPS. For the year ended December 31, 2000, the gains, on an after-tax basis, represented less than 1% of net income. The inclusion of these transactions did not cause the Corporation to attain budget goals.

In connection with bullet point D, these IOs have been reclassified from investments available-for-sale to loans to Doral because they are accompanied by 100% guarantees from Doral of the principal, have a fixed yield, and because of the source of the cash flow for payments on the IOs.

  Explain why there have been no adjustments recorded to the financial statements regarding these transactions between the Company and these two banks;

Management comments:
  No adjustments were recorded to the financial statements since the Corporation has reviewed the mortgage loan purchase and sale transactions described above, as well as the public statements made by Doral and R&G, and believes that they qualified for sale (or in the case of purchases, purchase) treatment under the financial accounting standard at that time. Accordingly, the Corporation has not reversed or otherwise adjusted any of these transactions.

  Discuss if the Company is a named party in the civil litigation related to these two banks that would make it subject to any adverse consequences related to the resolution of the litigation.

 Management comments:
The Corporation is not a named party in civil litigation relating to Doral and R&G.

Annual Report to Shareholders

Consolidated Statement of Income, page 69

  We refer to the line item Amortization of intangibles and goodwill impairment losses for $26.6 million in the Operating Expense section. In future filings please provide separate line item disclosure of the nonrecurring goodwill impairment losses for $14 million related to the PFH segment. Refer to Note 10, Goodwill and other intangible assets on page 90.

Management comments:
In future filings, the Corporation will segregate the amount of impairment losses related to goodwill associated with PFH in a separate line item in the Consolidated Statement of Income.

Note 1, Nature of Operations and Summary of Significant Accounting Policies, page 74

Investment Securities, page 75

  We refer to the statement that amortization of premiums and accretion of discounts is added to interest income based on a method which approximates the interest method over the outstanding period of the related securities. Please tell us:
  What is the acceptable methodology other than the interest method that the Company is using;
  State in future filings, if true that the results of using this alternative method do not differ materially from those obtained using the interest method.
  Consider in your response the disclosure requirements of paragraph 18 of SFAS 91 and EITF D-10.

Management comments:
The Corporation uses the interest yield method described in FAS 91 to amortize premiums and discounts on securities. Approximately 95% of the Corporation’s investment securities available-for-sale and held-to-maturity are managed within an automated investment accounting system called Paragon and all the premiums and discounts, as applicable to each security type, are amortized within the system using the interest yield method. However, as of December 31, 2006, approximately $11 million in net premiums associated with approximately $284 million in outstanding mortgage-backed securities held by Popular Mortgage, a subsidiary of the Corporation, were amortized in a manually prepared spreadsheet. Although the formulas consider the requirements of paragraph  18 of FAS 91, including consideration for actual prepayments, management determined to use the term “approximates” in its accounting policy disclosures as the manual computations are not necessarily an exact measure of the interest yield method, but the results do not materiality differ from an automated method. The manual computations are updated monthly and are performed on a security-by-security level. These mortgage-backed securities (FNMAs and GNMAs) have fixed rates and are of good credit quality.

We will indicate in future filings that the results of the alternative method do not differ materially from those obtained using the interest method. The Corporation is in the process of integrating these securities to Paragon, which will resolve the issue at hand. We will continue to consider the requirements of FAS 91 and EITF D-10 in our accounting policy and disclosures for amortization of premiums and accretion of discounts.

Interest-only strips, page 78

  Please tell us and discuss in future filings the basis for recording interest-only strips related to securitizations performed prior to 2006 as available-for-sale and those derived from securitizations made during 2006 as trading securities.

Management comments:
The Corporation accounts for the residual interests derived from Popular Financial Holdings’ (“PFH”) off-balance sheet securitizations that took place prior to 2006 as investment securities available-for-sale. Under FAS 140, interest-only strips, retained interest in securitizations or other financial asset that can contractually be prepaid or otherwise settled in such a way that the holder would not recover substantially all of its investment shall be subsequently measured like investments in debt securities classified as available-for-sale or trading under FAS 115. Under this accounting pronouncement, available-for-sale securities are carried at fair value on the balance sheet and any unrealized change in fair value is recorded as a component of equity in other comprehensive income. FAS 115 also requires that declines in the fair value below amortized cost of the securities available-for-sale be evaluated to determine if they are other-than-temporary and recognized as a realized loss in the income statement.

During 2005, the Corporation’s residual interest portfolio began to experience declines in their fair value due primarily to higher than anticipated prepayments and loss estimates which resulted in a decrease in estimated cash flows. As per EITF 99-20, “Recognition of Interest Income and Impairment on Purchased and Retained Interests in Securitized Financial Assets”, a decline in fair value of a beneficial interest that results from an adverse change in estimated cash flows should be considered an other-than-temporary impairment. Based on review of the accounting literature, including EITF 99-20, management determined to write-off all unfavorable changes in value on these residual interests and consider them “other-than-temporary”.

In 2006, management determined, on a prospective basis, to begin classifying the new residual interests as trading securities. Classifying interest-only strips as trading securities eliminates unnecessary management’s judgment and cumbersome documentation in the analysis of other-than-temporary impairments.  Although the Corporation intends to hold these residual interests for an extended or indefinite period, FAS 115 Q&A, questions 34 and 35 clarify that a transferor may elect trading treatment for retained securities even if the enterprise does not intend to sell them in the near term.

  We refer to the statement that the interest-only strips are subject to other-than-temporary impairment evaluations on a quarterly basis. Please tell us and revise future filings to describe your methodology for determining other-than-temporary impairments and how it is different from the periodic adjustments resulting from evaluations of the acceptable yield for each IO which are applied prospectively. Refer to the “Retained Interests on Transfer of Financial Assets - Nonprime Mortgage Loan Securitizations, Interest-only Strips” on page 11.

Management comments:
On a quarterly basis, management performs a fair value analysis of PFH’s interest-only strips that are classified as available-for-sale and evaluates whether any unfavorable change in fair value is other-than-temporary as required under FAS 115.  Management’s basis in determining when these securities must be written down to fair value due to other-than-temporary impairment is based on EITF 99-20 “Recognition of Interest Income and Impairment on Purchased and Retained Interests in Securitized Financial Assets.” Whenever the current fair value of the interest-only strip classified as available-for-sale is lower than its current amortized cost, management evaluates to see if an impairment charge for the deficiency is required to be taken through earnings. If there has been an adverse change in estimated cash flows (considering both the timing and amount of flows), then the interest-only security is written-down to fair value, which becomes the new amortized cost basis. To determine whether a change is adverse, the present value of the remaining estimated cash flows as estimated on the last revision are compared against the present value of the estimated cash flow at the current reporting date. If the present value of the cash flows estimated at the last revision is greater than the present value of the current estimated cash flows, the change is considered other-than-temporary.  During 2005 and 2006, all declines in fair value in interest-only strips classified as available-for-sale have been considered other-than-temporary.

For interest-only strips classified as trading securities, the fair value determinations are also performed on a quarterly basis. FAS 115 provides that changes in fair value in those securities are reflected in earnings as they occur. For interest-only securities held in the trading category, there is no need to evaluate them for other-than-temporary impairments.

The methodology for determining other-than-temporary impairment is different from the periodic adjustment of accretable yield because the periodic adjustment of accretable yield is used to determine the appropriate interest income to be recognized in the interest-only strip and the other-than-temporary assessment is used to determine whether the recorded value of the interest-only strip is impaired. For both, the estimate of cash flows is a critical component. For the adjustment to accretable yield when there is a favorable or an adverse change in estimated cash flows from the cash flows previously projected, the amount of accretable yield should be recalculated as the excess of the estimated cash flows over a reference amount. The reference amount is the initial investment less cash received to date less other-than-temporary impairments recognized to date plus the yield accreted to date. This is based on the accounting guidance prescribed by EITF 99-20.

We will expand these disclosures in future filings where we describe the Corporation’s accounting policies in Note 1 of the financial statements included in Form 10-K.

Note 7, Loans and allowance for loan losses, page 89

  We refer to the table of commercial loans that were considered impaired which state that $82 million or 39% of the $208 million of the impaired loans in 2006 do not require an allowance. Please tell us and in future filings describe the accounting literature and credit risk methodology you relied on to determine that this group of impaired loans would not require an allowance.

Management comments:
 The Corporation follows a systematic methodology to: (1) establish the allowance for loans and lease losses (ALLL); (2) evaluate the ALLL’s adequacy; and (3) provide for known and inherent losses in the loan portfolio.

The methodology used to establish and test the allowance is based on FAS 114, Accounting by Creditors for Impairment of a Loan, and FAS 5, Accounting for Contingencies, as amended.  Under FAS 114, certain commercial loans are identified for evaluation on an individual basis on a quarterly basis and specific reserves are calculated based on impairment evaluations.  The Corporation has defined as impaired loans commercial loans $250,000 or more with interest and /or principal 90 days or more past due.  Also, specific commercial loans over $500,000 are deemed impaired when management considers that the debtor will be unable to repay its obligation according to the contractual terms of the loan agreement.

With respect to the $82 million portfolio of impaired commercial loans for which no allowance for loan losses was required at December 31, 2006, management followed FAS 114 guidance. As prescribed by FAS 114, when a loan is impaired, the measurement of the impairment may be based on: (1) the present value of the expected future cash flows of the impaired loan discounted at the loan’s original effective interest rate; (2) the observable market price of the impaired loan; or (3) the fair value of the collateral if the loan is collateral dependent.  A loan is collateral dependent if the repayment of the loan is expected to be provided solely by the underlying collateral.

The $82 million impaired commercial loans were collateral dependent loans. Management performed a detailed analysis based on the fair value of the collateral less estimated costs to sell, which was deemed adequate to cover any losses. Management will continue to monitor on a quarterly basis if there have been any significant changes (increases or decreases) in the fair value of the collateral of an impaired collateral dependent loan and will adjust their specific reserves, to the extent necessary.

We will evaluate our disclosures and incorporate in future filings a more clear description of the accounting literature and credit risk methodology followed in our FAS 114 analysis.

Note 10, Goodwill and other intangible assets, page 90

  We refer to the impairment loss of $14.2 million related to the Popular Financial Holdings segment based on the fourth quarter evaluation of goodwill due to the exited operations that form part of the 2007 Restructuring and Integration Plan as described in Note 34, Subsequent Events on page P121. Please explain to us the methodology you used in accordance with paragraph 37 of SFAS 142 to determine that only $14.2 million or 9% of the total goodwill of $152.6 million was impaired. Consider in your response the disclosure in the "Popular Financial Holdings" section on page P28 that states the followings:
  PFH had experienced significant deterioration in operating results in 2006 and 2005 based on net losses of $96 million in 2006 as compared to net income of $9 million in 2005 and $58 million in 2004.
  PFH’s loan production declined significantly in 2006 as compared with 2005 as a result of PHF exiting from wholesale loan acquisitions in 2005.
  The provision for loan losses in 2006 of this segment was 48% higher due to higher net-charge-offs and nonperforming assets.
  Actual rates of delinquencies, foreclosure and losses increased in 2006 due to the substantial number of loans to nonprime borrowers

Management comments:
As of December 31, 2006, the Corporation had defined its reportable segments as Banco Popular de Puerto Rico, EVERTEC, Banco Popular North America (“BPNA”) and PFH. The reportable segment of PFH included its wholly-owned subsidiaries Equity One, E-LOAN and other smaller subsidiaries of Popular Financial Holdings. The $152.6 million in recorded goodwill as of January 1, 2006 consisted of $14.2 million corresponding to Equity One’s goodwill and $138.4 million pertaining to E-LOAN’s goodwill. It is the Corporation’s policy to assign (and record for book purposes) any goodwill acquired to the specific legal entity as of the acquisition date (“push down accounting”). The goodwill pertaining to E-LOAN originated in connection with the acquisition of these operations by Popular, Inc. in the fourth quarter of  2005.

The $14.2 million impairment eliminated 100% of   the goodwill related to Equity One, which was principally related to the call center operations which were exited as part of the restructuring plan.

Based on the guidance of paragraphs 30 and B111 of FAS 142, management considers legal entities (“components”) within an operating segment to be the reporting units for goodwill impairment testing.

Although E-LOAN contributed to the decline in net income for the PFH reportable segment in 2006 compared to 2005, E-LOAN was not impacted by Equity One’s exiting from wholesale loan acquisitions. Also, E-LOAN’s loan production is principally to “prime” borrowers, thus was not directly impacted by the decline in the subprime sector during the later part of 2006. Furthermore, a considerable amount of E-LOAN’s loan production is sold, thus their provision requirements are at lower levels than Equity One’s. In addition, since the third quarter of 2006, E-LOAN launched an internet deposit gathering platform to raise retail deposits in the mainland U.S. through the internet, which proved to be very successful. As of December 31, 2006, the Corporation had raised approximately $1.3 billion in deposits through this online platform.

There were no impairment losses as a result of E-LOAN’s goodwill impairment test in 2006.

Effective January 2007, the Corporation redefined its reportable segments as follows: BPPR, EVERTEC and Popular North America. The latter includes all the Corporation’s U.S. operations. As part of the U.S. reorganization, E-LOAN is now a wholly-owned subsidiary of Banco Popular North America.

Note 25, Income Tax, page P109

  We refer to the last paragraph on page P109 that states the Company has recorded a valuation allowance of $39 million in 2006 and 2005 with respect to deferred tax assets from temporary differences for which the Company could not determine the likelihood of realization. Please tell us and revise future filings to discuss the following:
  The nature and amount of the deferred tax assets for which a valuation allowance was recorded and a brief explanation asto the basis used to determine the amount of uncertainty regarding their realization.

Management comments:
EVERTEC has recognized a deferred tax asset of $39,000 to record the tax benefit of a capital loss carryover.  Since the carryforward period expires in 2009 and we have not forecasted any capital gain up to that date, a valuation allowance of $39,000 was recorded. Please note that the amount disclosed on page P109 is $39 thousand, not $39 million. We do not consider the amount to be material to expand related disclosures in future filings. We concur to evaluate future disclosures if the amounts become material.

  How you considered recording a valuation allowance regarding the $51 million unrealized net loss on trading and available-for-sale securities taking based on the statement on page P86 of Note 4, Investment securities available-for-sale regarding the downgrading in May 2006 by Moody’s of $58 million of Appropriation Bonds form the Commonwealth of Puerto Rico.

Management comments:
The deferred tax asset of $51 million in unrealized losses on trading and available-for-sale securities disclosed on page P109 is related to the mark-to-market on trading and available-for-sale securities as required under FAS 115. The $51 million relate to securities of the Government of Puerto Rico, United States, other governmental agencies, among others. No valuation allowance has been recorded since we expect to realize the complete tax benefit of any loss that could be realized.

  The realizability of the net operating loss carryforwards totaling $35 million in 2006 related to the subsidiaries in the Popular Financial Holdings segment which had a net loss of $95.6 million. Refer to page P117 of Note 30, “Segment Reporting”.

Management comments:
Popular Financial Holdings segment is part of the U.S. consolidated return which has reported net taxable income over the years.  Part of the net operating losses were already used in 2006.  The remaining amounts are expected to be realized prior to the expiration term of 20 years.

Note 28, Derivative instrument and hedging activities, Page P112

  We refer to the interest rate swap and forward commitments entered into in 2006 with notional amount of $390 million and $190 million, respectively in the “Cash Flow Hedges” section with no ineffectiveness. Please tell us whether you use the short-cut method for the interest rate swaps or matched terms for assuming no ineffectiveness for the forward rate commitments that you give hedge accounting treatment under SFAS 133. If so, please tell us how you determined that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

Management comments:
The short-cut method is utilized for $390 million in interest rate swaps which are hedging floating rate medium-term notes (MTN) with identical terms. These hedging relationships meet all the criteria of paragraph 68 of FAS 133 since inception, as described below:

▪The MTN principal amount and the interest rate swap notional amount is the same and will remain the same until maturity.
▪The interest rate swap was entered on current market terms with no upfront payment from any counterparty; the market value of the swap at inception is zero.
▪The formula for computing net settlements under the interest rate swap is the same for each net settlement.  (That is, the fixed rate is the same throughout the term, and the variable rate is based on the same index).
▪The MTN and the interest rate swap are non-callable instruments with no embedded option.
▪Both transactions, the MTN and the variable leg of the swap, have the same benchmark: 3-Month Libor.
▪There are no terms that invalidate the assumption of no ineffectiveness.
▪All interest payments on the variable rate MTN are designated as hedged and extent to the same maturity as the swap.
▪There is no floor or cap on the variable rate MTN or the variable interest rate of the swap.
▪Both instruments have the same payment and reset dates.

The $390 million in interest rate swaps are the only derivative instruments for which the Corporation utilizes the short-cut method. The contracts have maturities as follows: $190 million in December 2007 and $200 million in April 2009.

The $190 million of forward commitments (TBA’s) were designated as cash flow hedges and were considered highly effective. As of December 31, 2006, the ineffectiveness of the forward rate commitments was $26 thousand, which was considered immaterial and was not included in the Corporation’s audited consolidated financial statements.

  We refer to the “Credit Default Swaps” section on page P115 which states the Company does not anticipate it will have to make any payments associated with the credit default swaps which have a notional amount of $33.5 million. Please tell us and in future filing provide the following information:

Explain the analysis made by the Company to determine that these credit swaps are expected to be highly effective.

Management comments:
The credit default swap (“CDS”) is not being used as a hedge instrument and, therefore, no determination of it being a highly effective hedge is required. The CDS is marked-to-market through earnings. Its fair value has historically been $0.00.

Describe the nature of the loans that are the subject of the credit default swaps and their credit standing at inception of the hedge and on an ongoing basis.

Management comments:
There are no loans that are being hedged by the CDS. The CDS guarantees Cook County, IL’s (rated since inception and presently Aa2, AA, AA by Moody’s, S&P, and Fitch respectively) performance under an interest rate swap with Lehman Brothers that is currently in the money in Cook County’s favor and has a final term of April 2008.

State if any of these credit default swaps arerelated to subprime mortgages held by the Company.

Management comments:
The CDS is not related to any sub-prime mortgages held by the Corporation.

Disclose the maximum risk of loss by the Company with respect to these swaps.

Management comments:
The CDS’ mark-to-market has historically been $0.00.

Describe how the Company determines the creditworthiness of the counterparty to the swap.

Management comments:
The CDS was written by Popular Securities, Inc. (“PSI”), a wholly-owned subsidiary of the Corporation. Under the CDS, the counterparty has no obligation to PSI other than having made the initial premium payment. As a result, PSI is not subject to the credit risk of the counterparty. Nevertheless, the counterparty is Lehman Brothers and PSI’s New York office receives copies of and maintains a file on Lehman Brothers 10-K and 10-Q’s. The value of the CDS is impacted by the credit of Cook County, IL, which ratings have remained consistent: Aa2, AA, AA (Moody’s, S&P, Fitch respectively).

Popular, Inc. acknowledges that:

  We are responsible for the adequacy and accuracy of the disclosure in the filings;
  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
  Popular, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that we have addressed satisfactorily all items mentioned in your letter. However, if you have any further questions or require any additional information, please do not hesitate to contact the undersigned at 787-754-1685 or Ileana González, Senior Vice President and Corporate Comptroller, at 787-763-3258.

Sincerely,

s/JorgeA. Junquera

Jorge A. Junquera
Senior Executive Vice President
and Chief Financial Officer